UF 4-30-03

03015886

D STATES
CHANGE COMMISSION
n, D.C. 20549

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SEC FILE NUMBER
8- 053549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 3 1 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Richard Hatfield Nickles II

NN: R. Nickles & Company Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2030 Main Street Suite 1300
(No. and Street)

Irvine	California	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nickles (714) 283-7131
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Nickles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. Nickles & Company Securities, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Calif.
County of Orange
Subscribed and sworn (or affirmed) to before me this 26th day of March, 2003

Notary Public

Signature

President
Title

LEE JOHNSON
Comm. # 1298461
NOTARY PUBLIC CALIFORNIA
Orange County
My Comm. Expires March 25, 2005

LEE JOHNSON
Comm. # 1298461
NOTARY PUBLIC CALIFORNIA
Orange County
My Comm. Expires March 25, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
R. Nickles & Company Securities

I have audited the accompanying statement of financial condition of R. Nickles & Company Securities as of December 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of R. Nickles & Company Securities as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 5, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

R. Nickles & Company Securities
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$	6,247
Receivable from broker-dealer		1,220
Total assets	$	7,467

Liabilities and Stockholder's equity

Liabilities	$	–
Stockholder's equity		
Common stock, no par value, 75,000 authorized and 10,000 outstanding		19,553
Accumulated deficit		(12,086)
Total stockholder's equity		7,467
Total liabilities and stockholder's equity	$	7,467

The accompanying notes are an integral part of these financial statements.

R. Nickles & Company Securities
Statement of Operations
For the year ended December 31, 2002

Revenue	
Commissions	$ 12,775
Interest income	76
Principal transactions	(1,513)
Total revenue	11,338
Expenses	
Other operating expenses	23,424
Total expenses	23,424
Income (loss) before taxes	(12,086)
Income tax provision	
Income tax provision	–
Total income tax provision	–
Net income (loss)	$ (12,086)

The accompanying notes are an integral part of these financial statements.

R. Nickles & Company Securities
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2002

	Common Stock	Accumulated Deficit	Total
Balance, January 1, 2002	$ –	$ –	$ –
Issuance of common stock	19,553	–	19,553
Net income (loss)	–	(12,086)	(12,086)
Balance, December 31, 2002	$ 19,553	$ (12,086)	$ 7,467

The accompanying notes are an integral part of these financial statements.

R. Nickles & Company Securities
Statement of Changes in Cash Flow
For the year ended December 31, 2002

Cash flows from operating activities:		
Net income (loss)		$ (12,086)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:		
(Increase) decrease in:		
Receivable from broker-dealer	$ (1,220)	
(Decrease) increase in:		
Total adjustments		(1,220)
Net cash and cash equivalents used in operating activities		(13,306)
Cash flows from investing activities:		
Net cash and cash equivalents from investing activities		–
Cash flows from financing activities:		
Issuance of common stock	19,553	
Net cash and cash equivalents provided by financing activities		19,553
Net increase in cash and cash equivalents		6,247
Cash and cash equivalents at beginning of year		–
Cash and cash equivalents at end of year		$ 6,247

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Income taxes	$ –
Interest	$ –

The accompanying notes are an integral part of these financial statements.

R. Nickles & Company Securities
Notes to Financial Statements
For the year ended December 31, 2002

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

R. Nickles & Company Securities (the "Company") was formed as a California corporation on April 15, 2002. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company primarily sells mutual funds, variable annuities and life insurance. The Company has a small number of clients, with no one client contributing an undue concentration of risk. The majority of clients are in Southern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits at banks and cash deposits in money market funds.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Note 2: INCOME TAXES

For the year ended December 31, 2002 the Company did not record a tax provision. For State purposes, the 1st year in business, if there is not taxable income, no taxes are due.

The Company will carry forward the losses to be applied against future taxable income.

A deferred tax asset of $1,875 could be recorded, but a 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: RELATED PARTY TRANSACTIONS

The Company shares facilities and staff with another company. This is a company wholly owned by the sole stockholder. These company's are party to a management agreement, whereby the related company provides office space, furniture and equipment, management services, and pays certain operating expenses on behalf of the Company. The agreement between the two companies is verbal and there is no lease/sublease for the space occupied by the Company. The Company is charged a management fee. For the year ended December 31, 2002, the Company paid $23,340 for management fees. No amounts were due under this agreement as of December 31, 2002.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but by December 31, 2002, the Company's net capital of $7,343 exceeded the minimum net capital requirement by $2,343; and the Company's ratio of aggregate indebtedness ($0) to net capital was not applicable as the Company has no aggregate indebtedness, which is less than the 8 to 1 maximum ratio required of a first year Broker/Dealer.

R. Nickles & Company Securities
Notes to Financial Statements
For the year ended December 31, 2002

Note 5: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 7,123
Adjustments:		
Cash and cash equivalents	$ (1,000)	
Receivable from broker-dealer	1,220	
Total adjustments		220
Net capital per audited statements		$ 7,343

R. Nickles & Company Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital:

Stockholder's equity		
Common stock	$ 19,553	
Accumulated deficit	(12,086)	
Total stockholder's equity		$ 7,467
Less: Non allowable assets		
Total adjustments		-
Net capital before haircuts		7,467
Less: Haircuts and undue concentration		
Haircuts on money market accounts	(124)	
Total Haircuts		(124)
Net Capital		7,343
Computation of net capital requirements:		
Minimum net capital requirements		
12.5 percent of aggregate indebtedness	$ n/a	
Minimum dollar net capital required	5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 2,343
Ratio of aggregate indebtedness to net capital	n/a	

There was a difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2002. (See note 5)

See independent auditor's report.

R. Nickles & Company Securities
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirements is not applicable to R. Nickles & Company Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

R. Nickles & Company Securities
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to R. Nickles & Company Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

R. Nickles & Company Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
R. Nickles & Company Securities

In planning and performing my audit of the financial statements of R. Nickles & Company Securities for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by R. Nickles & Company Securities including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 5, 2003

SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH. D.C. 187 SECTION

CRD 111448

R. Nickles & Company Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2002